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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549
                                 ---------------

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                For June 19, 2006

                         COMMISSION FILE NUMBER 5-59311

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                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)
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                                 Neue Strasse 95
                     D-73230 Kirchheim/Teck-Nabern, Germany
                     (Address of principal executive office)

                                 ---------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes [ ]             No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes [ ]             No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__


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DGAP-News DIALOG SEMICONDUCTOR Plc.: Dialog Semiconductor Announces
Resolutions Adopted by Shareholders at its Annual General Meeting held on the 19 June 2006

Dialog Semiconductor Plc. / AGM/EGM

19.06.2006

Corporate news transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.
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The following resolutions were adopted by Shareholders at Dialog
Semiconductor's Annual General Meeting:

 1. THAT the Company's audited accounts for the year ended 31st December 2005 together with the last Directors' report, the last Directors' remuneration report and the Auditors' report on those accounts and the auditable part of the remuneration report thereon now laid before this meeting be and they are hereby received.

 2. THAT the Directors' remuneration report and the remuneration policy set out in the audited accounts of the Company for the year ended 31st December 2005 be and they are hereby approved.

 3. THAT KPMG LLP be and are hereby reappointed Auditors of the Company to hold office until the conclusion of the next Annual General Meeting at which accounts are laid before the Company.

 4. THAT the Directors be and they are hereby authorised to agree the remuneration of the Auditors.

 5. THAT Jan Tufvesson retiring pursuant to Article 82 of the Company's Articles of Association ("Articles") be and is hereby re-elected a Director of the Company.

 6. THAT Greg Reyes retiring pursuant to Article 82 of the Company's Articles be and is hereby re-elected a Director of the Company.

 7. THAT Michael Glover retiring pursuant to Article 82 of the Company's Articles be and is hereby re-elected a Director of the Company.

 8. THAT Jalal Bagherli retiring pursuant to Article 88 of the Company's Articles be and is hereby re-elected a Director of the Company.

 9. THAT Peter Weber retiring pursuant to Article 88 of the Company's Articles be and is hereby re-elected a Director of the Company.

10. THAT the amendments to the rules of the Dialog Semiconductor Plc Share Option Scheme adopted by the Company in 1998 ("1998 Share Option Scheme"), summarised in the explanatory notes to the Notice of Annual General Meeting and any consequential amendments which the Directors deem necessary or desirable to give effect to such amendments, be and are hereby approved.

11. THAT the amendments to the rules of the Dialog Semiconductor Plc Inland Revenue Approved Company Share Option Plan ("Inland Revenue Share Option Plan"), summarised in the explanatory notes to this Notice of Annual General Meeting and any consequential amendments which the Directors deem necessary or desirable to give effect to such amendments, be and are hereby approved, subject to and conditional on the approval by HM Revenue and Customs of such amendments and subject to any such alterations to those amendments that may be required by HM Revenue and Customs to ensure that the Inland Revenue Share Option Plan continues to be approved under the Income Tax (Earnings and Pensions) Act 2003.

12. THAT the Dialog Semiconductor Plc Non-Executive Directors 2006 Share Option Scheme ("Non-Executive Directors 2006 Share Option Scheme") the principal terms of which are summarised in the explanatory notes to this Notice of Annual General Meeting be and is hereby approved and that the Directors be and are hereby authorised to do all acts and things which they may consider necessary or desirable to carry the Non-Executive Directors 2006 Share Option Scheme into effect.

13. THAT the Directors be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985
    (the "Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of GBP1,550,000 for a period expiring at the conclusion of the Company's next Annual General Meeting provided that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred by this resolution had not expired.

14. THAT the Directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities for cash pursuant to the authority conferred by Article 6.1 of the Articles and resolution 13 above as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

(b) in connection with the allotment of equity securities pursuant to the Non-Executive Directors 2006 Share Option Scheme up to an aggregate nominal amount of GBP 50,000; and

(c) otherwise than pursuant to sub-paragraphs (a) or (b) above up to an aggregate nominal amount of GBP230,345,

and shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution or fifteen months from the date of this resolution, whichever is earlier, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired and in this resolution the expression "equity securities" and references to the allotment of equity securities shall bear the same respective meanings as in section 94 of the Act.

15. THAT Article 107 of the Company's Articles be deleted and replaced with the following:

"The ordinary remuneration of the Directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles and excluding the value of any options granted to them pursuant to any share option scheme approved by ordinary resolution of the Company) shall not exceed in aggregate GBP 250,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board."

16. That Article 151 be deleted and replaced with the following wording:

"The Company shall indemnify the directors and other officers of the Company in respect of any proceedings, whether civil or criminal, brought against them by reason of their being directors or officers of the Company pursuant to, and to the fullest extent permitted by, the Act."

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and display driver technology, targetting the wireless, automotive and industrial markets. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with operating facilities in the UK, the USA, Austria, Japan and Taiwan. The company is listed on the Frankfurt (FWB: DLG) and NASDAQ (DLGS) stock exchanges.

Contact
Dialog Semiconductor
Neue Strabe 95, D-73230 Kirchheim/Teck - Nabern, Germany
Telephone   +49-7021-805-412
Fax         +49-7021-805-200
E-mail      dialog@fd.com
Internet    www.dialog-semiconductor.com/

James Melville-Ross or Cass Helstrip
Financial Dynamics
Telephone +44 207 831 3113

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                                      DIALOG SEMICONDUCTOR PLC
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Date   June 19, 2006                                  By /s/ Jalal  Bagherli
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                                                      Dr. Jalal Bagherli
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                                                      Executive Director and CEO
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